Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,								For the three		For the three
									months ended		months ended
	2009	2008	2007		2006		2005		April 3, 2010		April 4, 2009
									(unaudited)		(unaudited)
Earnings:
Earnings (loss) from continuing operations	$(76,752)	$(498,475)	$4,982		$7,062		$21,217		$54,102		$(55,538)
Provision (benefit) for income taxes	(17,966)	(69,951)	3,634		4,147		12,651		6,532		(11,049)
Earnings (loss)	(94,718)	(568,426)	8,616		11,209		33,868		60,634		(66,587)

Fixed charges:
Interest expense including amortization
of debt expense and discount (premium)	135,514	138,015	99,698		76,680		57,657		34,007		33,756
Interest portion of rental expense	7,830	9,090	7,119		5,190		4,110		2,251		1,958
Fixed Charges	143,344	147,105	106,817		81,870		61,767		36,258		35,714

Earnings (loss) available for fixed charges	$48,626	$(421,321)	$115,433		$93,079		$95,635		$96,892		$(30,874)

Ratio of earnings to fixed charges (1)	-	-	1.1	x	1.1	x	1.5	x	2.7	x	-

(1) For the years ended December 31, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $568.4 million and $94.7 million, respectively, which resulted from the depressed residential U.S. housing market.  For the three months ended April 4, 2009, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $66.6 million.